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EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS FROM CONTINUING OPERATIONS TO FIXED CHARGES AND EARNINGS FROM CONTINUING OPERATIONS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Unaudited)

	Years Ended December 31:
(Dollars in millions)	2002	2001	2000	1999	1998
Income from continuing operations before income taxes (1)	$7,537	$11,488	$11,378	$11,653	$8,068
Add:
Fixed charges, excluding capitalized interest	1,237	1,639	1,872	1,911	2,031

Income as adjusted before income taxes	$8,774	$13,127	$13,250	$13,564	$10,099

Fixed charges:
Interest expense	$778	$1,198	$1,427	$1,455	$1,558
Capitalized interest	35	33	20	23	28
Portion of rental expense representative of interest	459	441	445	456	473

Total fixed charges	$1,272	$1,672	$1,892	$1,934	$2,059
Preferred stock dividend (2)	—	14	29	32	30

Combined fixed charges and preferred stock dividends	$1,272	$1,686	$1,921	$1,966	$2,089

Ratio of income from continuing operations to fixed charges	6.9	7.9	7.0	7.0	4.9
Ratio of income from continuing operations to combined fixed charges and preferred stock dividend	6.9	7.8	6.9	6.9	4.8

(1)
Income from continuing operations before income taxes excludes (a) amortization of capitalized interest and (b) the company's share in the income and losses of less-than-fifty percent owned affiliates.

(2)
Included in the ratio calculation are preferred stock dividends of $10 million for 2001, $20 million for 2000, 1999 and 1998, respectively, or $14 million for 2001, $29 million in 2000, $32 million in 1999 and $30 million in 1998 representing the pre-tax income that would be required to cover such dividend requirements based on the company's effective tax rate for 2001, 2000, 1999 and 1998, respectively.

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COMPUTATION OF RATIO OF EARNINGS FROM CONTINUING OPERATIONS TO FIXED CHARGES AND EARNINGS FROM CONTINUING OPERATIONS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Unaudited)